March 31, 2020

Darren Jensen
Chief Executive Officer
LifeVantage Corporation
9785 S. Monroe Street, Suite 400
Sandy, UT 84070

       Re: LifeVantage Corporation
           Registration Statement on Form S-3
           Filed March 24, 2020
           File No. 333-237376

Dear Mr. Jensen:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ada D. Sarmento at 202-551-3798 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Kirt W. Shuldberg, Esq.